Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in Millions)	Mar 31, 2018	Apr 1, 2017
Earnings[1]	$5,139	$3,861
Adjustments:
Add - Fixed charges	234	223
Subtract - Capitalized interest	(113)	(67)
Earnings and fixed charges (net of capitalized interest)	$5,260	$4,017

Fixed charges:
Interest[2]	$112	$146
Capitalized interest	113	67
Estimated interest component of rental expense	9	10
Total	$234	$223

Ratio of earnings before taxes and fixed charges, to fixed charges	22x	18x

[1]	After adjustments required by Item 503(d) of Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of income is not included.